

September 2, 2011

Via Email
James Weber
Chief Financial Officer
Falconstor Software, Inc.
2 Huntington Quadrangle, Suite 2S01
Melville, NY 11747

      Re: **Falconstor Software, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2010
              Filed March 14, 2011
              Form 10-Q for the Quarterly Period Ended June 30, 2011
              Filed August 9, 2011
              File No. 000-23970

Dear Mr. Weber:

We have reviewed your letter dated August 4, 2011 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 7, 2011.

Form 10-Q for the Quarterly Period Ended June 30, 2011

Part II. Other Information

Item 1. Legal Proceedings

Internal Investigation, page 43

1.   We note in your response to prior comment 1 that you did not disclose the amount of revenue derived from Customer A because it did not constitute at least 10% or more of the company's revenue and thus would not be considered a "major customer." However,

our prior comment was not inferring that Customer A was considered a major customer. We believe that your disclosure regarding the improper payments to Customer A in your overview section of MD&A in your Form 10-K for the year ended December 31, 2010 should be enhanced to provide more information regarding these improper payments including the amount of revenue earned from Customer A to provide a clear understanding of the impact this customer had on your financial condition, results of operations and cash flows and not solely based on the impact on revenues. In this regard, your current disclosure does not provide any insight into whether the revenue earned from Customer A was material or immaterial to your financial statements for each year presented and based on your response to prior comment 2, the amount of revenue earned from Customer A appears to be material to the company's income (loss) before income taxes for each year presented. Furthermore, we believe disclosing revenue earned from Customer A would provide meaningful information to an investor considering there could be some uncertainty in earning material revenues from Customer A in the future. Please revise your overview discussion in MD&A to provide this information and in your response provide us with your proposed revisions. Refer to SEC Release 33-8350.

2.   We have reviewed your response to prior comment 2. Please provide us with similar information related to revenue earned from Customer A for the six months ended June 30, 2011.

You may contact the undersigned at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief